SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   NuCo2 Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   629428 10 3
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

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        Check the following box if a fee is being paid with this  statement / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7).

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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                Argentum Capital Partners, L.P.
- --------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                                   (b) / /
- --------------------------------------------------------------------------------
     3          SEC USE ONLY

- --------------------------------------------------------------------------------
     4          CITIZENSHIP OR PLACE OR ORGANIZATION

                         Delaware
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 NUMBER OF              5          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                256,226
  OWNED BY      ----------------------------------------------------------------
    EACH                6          SHARED VOTING POWER
 REPORTING
PERSON WITH                                   --
                ----------------------------------------------------------------
                        7          SOLE DISPOSITIVE POWER

                                            256,226
                ----------------------------------------------------------------
                        8          SHARED DISPOSITIVE POWER

                                              --
- --------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         256,226
- --------------------------------------------------------------------------------
     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES                                         / /
- --------------------------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         3.6%
- --------------------------------------------------------------------------------
     12         TYPE OF REPORTING PERSON

                         PN
================================================================================

ITEM 1(A).        NAME OF ISSUER:

                           NuCo2 Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           2820 Southeast Market Place
                           Stuart, Florida 34997

ITEM 2(A).        NAME OF PERSON FILING:

                           Argentum Capital Partners, L.P.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           405 Lexington Avenue
                           New York, New York

ITEM 2(C).        CITIZENSHIP:

                           Delaware

ITEM 2(D).        TITLE AND CLASS OF SECURITIES:

                           Common Stock, par value $.001

ITEM 2(E).        CUSIP NUMBER:

                           629428 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                           Not applicable

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned:

                           256,226

         (b)      Percent of class:

                           3.6%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct to vote:

                           256,226(1)

     (ii)         Shared power to vote or to direct the vote:    --

    (iii)         Sole power to dispose or to direct the disposition
- --------
(1) Excludes shares held by a limited partnership (the "Shareholder") in which the Reporting Person is a general partner and a limited partner of one of the general partners of the Shareholder.

                  of:   --

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10. CERTIFICATION.

                  None
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       July 30, 1996


                                   ARGENTUM CAPITAL PARTNERS, L.P.


                                   By:  /s/ Daniel Raynor
                                        ----------------------------------
                                        By:  B.R. Associates, Inc., the General
                                             Partner
                                             Daniel Raynor, Chairman

                                    Exhibit A


         The Reporting Persons filed this Schedule 13G pursuant to Rule 13d-1(c). The members of the group are The Argentum Group and Argentum Capital Partners.